Exhibit 1.01

SPEEDWAY MOTORSPORTS, INC.

Conflict Minerals Report

For the Year Ended December 31, 2013

Speedway Motorsports, Inc. (the “Company”, “SMI”, “we”, “us”, and “our”) is a leading promoter, marketer and sponsor of motorsports activities in the United States. We own and operate eight first-class racing facilities in four of the top-ten media markets in the United States through our subsidiaries: Atlanta Motor Speedway (“AMS”), Bristol Motor Speedway (“BMS”), Charlotte Motor Speedway (“CMS”), Kentucky Speedway (“KyS”), Las Vegas Motor Speedway (“LVMS”), New Hampshire Motor Speedway (“NHMS”), Sonoma Raceway (“SR”), and Texas Motor Speedway (“TMS”). SMI was incorporated in the State of Delaware in 1994. We also:

●	provide souvenir merchandising services, and food, beverage and hospitality catering services through our SMI Properties subsidiaries

●	provide radio programming, production and distribution through our Performance Racing Network (“PRN”) subsidiary

●	distribute wholesale and retail motorsports and other sports-related souvenir merchandise and apparel through our SMI Properties and SMI Trackside subsidiaries

●

manufacture and distribute smaller-scale, modified racing cars and parts through our US Legend Cars International subsidiary (“Legend Cars”) (formerly known as 600 Racing). The products manufactured by this subsidiary are being reported on in our Conflict Minerals Report.

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted final rules to implement reporting and disclosure requirements concerning Conflict Minerals, as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules regarding Conflict Minerals were enacted to further the humanitarian goal of ending violent conflict and human rights abuses in the Democratic Republic of the Congo and surrounding countries (referred to as the Covered Countries), which have been partially financed by the exploitation and trade of Conflict Minerals.

We believe that the ultimate goal of Section 1502 is for all SEC filers to be able to certify that all Conflict Minerals from Covered Countries which are contained in products they manufacture or contract to manufacture have come from smelters and refiners identified as “conflict free” through the Conflict-Free Smelter program (details at www.conflictfreesourcing.org). The Company supports the humanitarian goal of ending violent conflict and human rights abuses and the Company requires that all of its global suppliers support and comply with this effort. Hyperlink to the Company’s Conflict Minerals Policy - http://phx.corporate-ir.net/phoenix.zhtml?c=99758&p=irol-govhighlights.

Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) requires manufacturers that file reports with the SEC to determine whether the products they manufacture or contract to manufacture contain Conflict Minerals that are “necessary to the functionality or production” of their products. Conflict Minerals currently include cassiterite, columbite/tantalite, and wolframite (the most common derivatives of which are tin, tantalum and tungsten, respectively) as well as gold, regardless of where these minerals are mined, processed or sold. (The U.S. Secretary of State may designate other minerals in the future.)

This Conflict Minerals Report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 and the guidance issued by the SEC. In accordance with this guidance, our Conflict Minerals Report has not been subject to an independent private sector audit.

Pursuant to the Company’s Conflict Minerals policy, the Company developed a due diligence framework utilizing the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The due diligence procedures that are summarized below were performed for the reporting year ending December 31, 2013:

●	Inspection of components used in the manufacturing of our products to identify Conflict Minerals risk in our supply chain.
●	Communicating the Company’s policy regarding Conflict Minerals to direct suppliers that may pose a risk.
●

Performing a reasonable country of origin inquiry by surveying these direct suppliers utilizing the Electronic Industry Citizen Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template, a standardized reporting template developed by the Conflict-Free Sourcing Initiative that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized as well as whether the minerals come from a recycler or scrap supplier. The Company relied upon our direct suppliers to provide information on the origin of the materials supplied to us. Similarly, our direct suppliers are reliant upon information provided by their suppliers.

As a result of the due diligence procedures summarized above and a survey response rate from identified direct suppliers of over 70%, the Company has determined that our supply chain is “DRC conflict undeterminable” (defined in Rule 13p-1) as we have been unable to determine the origin of all of the Conflict Minerals in our products. The Company’s supply chain has multiple layers of suppliers located in multiple countries. Our assessment of Conflict Minerals risk will be an evolving process as more information is made available to our suppliers and to us about our supply chain. If, through our future due diligence efforts, we discover that Conflict Minerals that cannot be confirmed as “DRC conflict free” have made their way into our products, we will engage the supplier, or an alternative supplier, to pursue responsible conflict-free sourcing for all products supplied to the Company.

2